UNITED STATES
Securities and Exchange Commission
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From ____________ To ___________.

Commission file number 0-7201.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Brown, Inc.
Employees’ Savings Plan And Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown & Brown, Inc.
220 South Ridgewood Avenue
Daytona Beach, Florida 32115

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND
FOR THE YEAR ENDED DECEMBER 31, 2002:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

Schedule of Assets Held for Investment	9-10

SIGNATURE	11

EXHIBIT INDEX	12

[DELOITTE & TOUCHE]

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statement of net assets available for benefits of Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Brown & Brown, Inc. Employees’ Savings Plan and Trust for the year ended December 31, 2001 were audited by other auditors who have ceased operations.  Those auditors expressed an unqualified opinion on those financial statements in their report dated May 17, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ Deloitte & Touche LLP
Certified Public Accountants

Jacksonville, Florida
June 6, 2003

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Cash	$ 215,479	$ 306,673

INVESTMENTS:
Participant directed, at fair value -
Money market fund	5,983,353	1,559,077
Common/collective trust funds	32,177,739	31,946,643
Employer common stock	57,273,301	46,842,926
Participant directed, at contract value -
Pooled separate account	10,043,560	6,232,805
Self-directed investments, at fair value -
Personal choice retirement account	206,957	262,807

Total investments	105,684,910	86,844,258

PARTICIPANT LOANS	2,240,618	1,967,625

RECEIVABLES:
Employer's contributions	2,246,860	1,742,669

Total receivables	_ 2,246,860	1,742,669

NET ASSETS AVAILABLE FOR BENEFITS	$ 110,387,867	$ 90,861,225
	=========	========

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Investment income:
Interest and dividends	$ 587,563
Dividends on employer common stock	341,757
Net realized and unrealized appreciation
in fair value of investments	2,681,401

Contributions:
Participant	15,317,180
Employer	5,150,418

Total additions	24,078,319

DEDUCTIONS:
Benefits paid to participants	4,539,152
Administrative expenses	12,525

Total deductions	4,551,677

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	19,526,642

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	90,861,225

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$110,387,867
===========

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General- The Plan, established effective January 1, 1985, and, as amended and restated effective January 1, 1997, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate.  The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Benefits Payments- Benefits under the Plan are payable upon normal (after age 65) or early (after age 59 ½) retirement, death, disability, severe financial hardship or termination of service, and are based on the vested balance in the participant’s account.  Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.  If the participant’s vested account is $5,000 or less, the participant will receive an immediate lump sum distribution.

Administration- The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the “Committee”), which has been appointed by the Board of Directors (the “Board”) of the Employer.  Information about the Plan agreement, such as provisions for allocations to participants’ accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description.  Copies of this document are available from the Committee.  Diversified Investment Advisors, Inc. (“Diversified”) has been appointed as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), has been appointed as the trustee of the Plan.

Administrative Expenses- All investment-related expenses for the year ended December 31, 2002 were charged against Plan earnings. All other expenses were paid by the Employer.

Contributions - Participants may elect to contribute, subject to certain limitation, between 1 percent and 15 percent of annual compensation as contributions to the Plan, up to a maximum contribution of $11,000 for the year ended December 31, 2002.  The Employer makes matching contributions to the Plan of 100 percent of each participant’s contribution, not to exceed 2.5 percent of each participant’s salary.  The Plan permits the Board of the Employer to authorize optional profit sharing contributions allocated to participants based on salary.  The Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants for the year ended December 31, 2002.

Vesting - Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance.  Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Employer matching contributions and optional

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Continued)

contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited	Vested
Service	Interest

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions.

 Investment Income and Expenses- Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund.  General expenses of the Plan not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration the participant’s contributions and distributions.

Participant Loans- A participant may, with the approval of the Committee, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested account balance.  Participants may not have more than two loans outstanding at any time.  Loans, which are repayable monthly over periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance.  The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.  As of December 31, 2002, interest rates ranged from 5.25 percent to 10.5 percent.

Plan Termination- Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee.  Upon termination, the rights of participants in their accounts will become 100 percent vested.  The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2. USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period.  Actual results could differ form those estimates.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Continued)

Basis of Accounting - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

 Valuation of Investments - The Plan’s investments in money market funds, common/collective trust funds, Employer common stock and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end.  Participant loans are valued at cost, which approximates fair value.

Diversified manages a guaranteed pooled separate account of AUSA Life Insurance Company called the Stable Five Fund.  The guaranteed investment contract is stated at contract value and approximates fair value.  Contract value represents contributions made under the contract, plus interest, less expenses and benefits.  The crediting interest rate is effective for a twelve-month period and is set annually.  The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund.  The crediting interest rate for this Diversified account for the years ended December 31, 2002 and 2001, was 5.90 percent and 6.30 percent, respectively.  The average yield for this Diversified account for the years ended December 31, 2002 and 2001, was 5.90 percent and 6.30 percent, respectively.

3. INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001, are summarized as follows:

	2002	2001
Fair value, as determined by quoted market value:

Employer common stock	$ 57,273,301	$ 46,842,926
Diversified Stock Index Fund	-	6,091,421
Diversified Balanced Fund	-	4,692,209
Diversified Value and Income Fund	-	5,781,667
Diversified Stable Five Fund	10,043,560	6,232,805
Diversified Money Market Fund	5,983,353	1,559,077

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Continued)

During the year ended December 31, 2002, the Plan’s investments (depreciated) appreciated in fair value as follows:

Amount

Common/collective trust funds	$ (5,924,718)
Employer common stock	8,665,534
Personal choice retirement account:
Mutual funds	(21,206)
Common stock	(38,209)
Net realized and unrealized appreciation
in fair value of investments	$ 2,681,401
==========

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with such investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4. INVESTMENT PROGRAMS

As of December 31, 2002, contributions to the Plan are invested in one or more of 17 separate investment fund options at the direction of each participant.  The fund options are: (1) Diversified Stock Index Fund; (2) Diversified Balanced Fund; (3) Diversified Value and Income Fund; (4) Diversified Special Equity Fund; (5) Diversified Aggressive Equity Fund; (6) Diversified Growth and Income Fund; (7) Diversified Equity Growth Fund; (8) Diversified International Equity Fund; (9) Diversified Core Bond Fund;
(10) Diversified High Quality Bond Fund: (11) Diversified High Yield Bond Fund; (12) Diversified Intermediate/Long Horizon Fund; (13) Diversified Intermediate Horizon Fund; (14) Diversified Short Horizon Fund; (15) Employer common stock; (16) Diversified Stable Five Fund; and (17) Diversified Money Market Fund.  The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 2002 and 2001, certain investments are aggregated for presentation purposes.  The Diversified Aggressive Equity Fund, Diversified Balanced Fund, Diversified Core Bond Fund, Diversified Equity Growth Fund, Diversified Growth & Income Fund, Diversified High Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate Horizon Strategic Allocation Fund, Diversified Intermediate/Long Horizon Strategic Allocation Fund, Diversified International Equity Fund, Diversified Short Horizon Strategic Allocation Fund, Diversified Special Equity Fund, Diversified Stock Index Fund, and Diversified Value & Income Fund are aggregated into the Common/Collective Trust Funds in the accompanying statements of net assets available for benefits.  The remaining options are shown individually in the accompanying statements of net assets available for benefits.  The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (Concluded)

5. PARTY-IN-INTEREST TRANSACTIONS

 All of the Plan’s Diversified investments are managed by Diversified.  The Plan’s investments include Brown & Brown, Inc. common stock.  Both transactions represent party-in-interest transactions that qualify as exempt prohibited transactions.

6. FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by Diversified.  Diversified last received an opinion letter with respect to the prototype adopted by the Plan on November 19, 2001.  The Plan adopted the revised prototype plan covered by the letter on July 3, 2002.  The Plan is entitled to rely on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”).  The Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2002

Identity and Description of Issues	Amount

Participant directed:
Money market, at fair value -
Diversified Money Market Fund*	$ 5,983,353
Common/collective trusts, at fair value -
Diversified Stock Index Fund*	5,239,517
Diversified Value & Income Fund*	4,994,331
Diversified Balanced Fund*	3,947,699
Diversified Special Equity Fund*	3,041,460
Diversified Growth & Income Fund*	2,465,699
Diversified High Quality Bond Fund*	2,458,133
Diversified Equity Growth Fund*	2,180,284
Diversified Core Bond Fund*	2,047,650
Diversified Aggressive Equity Fund*	1,612,272
Diversified Intermediate Horizon Fund*	1,218,706
Diversified International Equity Fund*	1,107,232
Diversified Intermediate/Long Horizon Fund*	751,526
Diversified High Yield Bond Fund*	577,430
Diversified Short Horizon Fund*	535,800

Total common/collective trusts	32,177,739

Employer common stock, at fair value*	57,273,301

Pooled separate account, at contract value -
Diversified Stable Five Fund - Pooled Account of
the AUSA Life Insurance Company, Inc.*	10,043,560

Self-directed:
Personal Choice Retirement Account -
Money market fund, at fair value -
Schwab Money Market Fund	150,499
Mutual fund, at fair value -
Orbitex Emerging	226

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2002 (Continued)

Identity and Description of Issues	Amount

Personal Choice Retirement Account (continued) -
Corporate common stocks, at fair value -
America Online Inc. Del	$ 4,140
American International Group, Inc.	868
Cisco Systems, Inc.	6,026
General Electric Company	1,528
Group 1 Software Inc.	19,359
International Business Machines Corporation	316
JDS Uniphase Corporation	988
Motorola, Inc.	6,187
Nokia Corporation	8,370
Oracle Corporation	3,510
Rheometrics Scientific, Inc.	270
Sprint Corporation	3,936
Sprint PCS Group	175
Sun Microsystems, Inc.	249
Yahoo! Inc.	310
Total Personal Choice Retirement Account	206,957
Total investments	105,684,910

Participant loans (bearing interest at rates ranging between 5.25 percent
and 10.5 percent, maturing over periods generally up to five years)	2,240,618
Total assets held for investment	$ 107,925,528
===========

*A party-in-interest (Note 4).

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES’ SAVINGS PLAN AND TRUST

By: BROWN & BROWN, INC.

/S/ CORY T. WALKER
Dated: June 24, 2003	______________________________________
Cory T. Walker
Vice President, Chief Financial Officer
and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Certified Public Accountants

99.1

Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.    This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2

Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.    This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.